K&L GATES LLP 1601 K STREET, N.W. WASHINGTON, DC 20006-1600 T 202.778.9000 F 202.778.9100 klgates.com

April 30, 2018
FILED VIA EDGAR
Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	Proxy Statement for Neuberger Berman Income Funds
- Neuberger Berman New York Municipal Income Fund
- 1933 Act File No. 002-85229
- 1940 Act File No. 811-03802

Dear Ms. Rossotto:
This letter responds to your comments, discussed in our telephone conversation on April 20, 2018, regarding your review of the preliminary proxy statement on Schedule 14A filed on April 13, 2018 for Neuberger Berman Income Funds (the “Registrant”) on behalf of its series Neuberger Berman New York Municipal Income Fund  (the “Fund”).
Shareholder Letter
Comment 1:  Please revise the shareholder letter to more clearly state that shareholders are being asked to change the fundamental policy and that the other changes would occur if shareholders approve the change to the fundamental policy.
Response:  The Registrant has made the requested change.
Comment 2:  Please add statements discussing (1) that the changes will materially affect the manner in which the Fund’s investment program is conducted and (2) the tax implications of this change.
Response:  The Registrant has made the requested change and added the following as the fifth paragraph of the shareholder letter:
These changes are expected to materially affect the manner in which the investment program is conducted.  In addition, while the Fund’s distributions will continue to be generally exempt from federal income tax, most of the Fund’s distributions will no longer be exempt from New York City and New York State personal income taxes.  Please note that given the Fund’s current focus on New York bonds and the expected likely continuing importance of New York as a

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 30, 2018

significant issuer of new bonds, New York bonds will continue to play a role in the portfolio. Net investment income earned from investments in New York bonds will generally generate income that is not subject to New York State or New York City personal income taxes.  However, the amount of exposure to such bonds will depend on market conditions. As is currently the case, the Fund may continue to invest in securities the interest on which may be a tax preference item for purposes of the federal alternative minimum tax.
Comment 3:  Please clarify what is meant by “impact investing” in the shareholder letter.
Response:  The Registrant has made the requested change and revised the sentence as follows:
Neuberger Berman Investment Advisers LLC (“NBIA”), the investment manager of the Fund, believes it is important to introduce impact investing in the municipal space. Impact investing means investments are made into municipal securities with the intention to generate social and environmental impact alongside a financial return.  As such, if the proposal is approved, the Fund ~~will~~ would change its principal investment strategies to invest mainly in securities of municipal issuers that finance projects that support beneficial environmental and social outcomes in U.S. communities, targeting positive impact alongside a financial return.
Comment 4:  Please state the Fund’s prior investment goal in the shareholder letter and describe how it will change pursuant to the shareholder vote.
Response:  The Registrant has made the requested change and added the following as the eighth paragraph of the shareholder letter:
The Fund’s current goal is to seek high current income exempt from federal income tax and New York State and New York City personal income taxes that is consistent with low risk to principal and has total return as a secondary goal. If the shareholders approve the proposal and other changes are made as described in the Proxy Statement, the Fund’s revised goal will be to seek high current income exempt from federal income tax by investing in municipal securities that fund projects that support positive social and environmental outcomes with a bias to underserved communities and will have total return as a secondary goal.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 30, 2018

Notice
Comment 5:  In the question “What proposal are you being asked to vote on?” in the notice, please explain what other investments will be made that provide such investment exposure.
Response:  The Registrant added the following after the third sentence of the question:
Such other investments may include investments in exchange-traded funds or other investment companies as well as derivatives, if they provide interest income that is exempt from federal income tax; however,  the interest on such investments may be a tax preference item for purposes of the federal alternative minimum tax.
Comment 6:  In the fourth bullet of the “What other changes are occurring with this proposed change?” section of the notice, please add a reference indicating that non-investment grade securities are commonly known as junk bonds.
Response:  The Registrant has revised the fourth bullet of the “What other changes are occurring with this proposed change?” section of the notice:
•	the Fund may invest in securities that are non-investment grade (commonly known as “junk bonds”) (the Fund currently invests in securities that are deemed investment grade at the time of investment)
Comment 7:  In the fourth bullet of the “What other changes are occurring with this proposed change?” section of the notice, please describe with more specificity what is meant by “a wider range of investment techniques”.
Response:  The Registrant revised the fourth bullet of the “What other changes are occurring with this proposed change?” section of the notice as follows:
•
…and may avail itself of a wider range of investment ~~techniques~~ types, such as derivatives, exchange-traded funds or other investment companies, illiquid investments, inflation-linked debt securities, inverse floaters, mortgage- and asset-backed securities, private placements and other restricted securities, tender option bonds, U.S. government securities, variable and floating rate securities, when-issued and forward settling securities, and zero coupon bonds…

Comment 8:  In the questions in the notice, please state that the risk profile will change for this Fund.
Response:  The Registrant has added the following to the end of the fourth bullet of the “What other changes are occurring with this proposed change?” section of the notice as follows:
These changes are expected to materially affect the manner in which the Fund’s investment program is conducted and will change the risk profile of the Fund; and

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 30, 2018

Comment 9: In the notice section, please consider including a discussion of the tax implications related to the proposed changes.
Response: The Registrant has made the requested change and added the following to the notice:
Are there any significant tax implications related to this change?
If this change is approved, the Fund will transition to a fund that invests in issuers of municipal securities throughout the U.S., including its territories and possessions.  While the Fund’s distributions will continue to be generally exempt from federal income tax and securities that accrue interest which may be a tax preference item for purposes of the federal alternative minimum tax, most of the Fund’s distributions will no longer be exempt from New York City and New York State personal income taxes.  Please note that given the Fund’s current focus on New York bonds and the expected likely continuing importance of New York as a significant issuer of new bonds, New York bonds will continue to play a role in the portfolio. Net investment income earned from investments in New York bonds will generally generate income that is not subject to New York State or New York City personal income taxes.   However, the amount of exposure to such bonds will depend on market conditions. As is currently the case, the Fund may continue to invest in securities the interest on which may be a tax preference item for purposes of the federal alternative minimum tax.    In addition, as the Fund makes the transition, it will realize some capital gains, which will be taxable.
Comment 10:  In the notice section, please consider adding an explanation as to why the change is being proposed.
Response:  The Registrant has made the requested change and added the following to the notice:
What happens if the proposal is not approved?
If the Fund’s shareholders do not approve the proposal, it is currently anticipated that the Fund would continue to operate under the current fundamental policy and its current investment strategy and expense structure. However, options for the continued viability of the Fund will be evaluated.
Proxy Statement
Comment 11:  In the Proposal section, please add a reference indicating that non-investment grade securities are commonly known as junk bonds in the second paragraph.

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 30, 2018

Response:  The Registrant has made the requested change and added the following to the second paragraph of the Proposal section:
the Fund may invest in securities that are investment grade or non-investment grade (commonly known as “junk bonds”).
Comment 12:  The Fund’s proposed new fundamental policy states that it “normally invests at least 80% of its net assets in securities of municipal issuers that provide interest income that is exempt from federal income tax and other investments that provide investment exposure to such securities.  Please confirm that any investment included in “other investments that provide investment exposure to such securities” will have economic characteristics similar to securities of municipal issuers that provide interest income that is exempt from federal income tax.
Response:  The Registrant confirms that any investment included in “other investments that provide investment exposure to such securities” will provide interest income that is exempt from federal income tax, including the interest on which may be a tax preference item for purposes of the federal alternative minimum tax.
Comment 13:  Please confirm the market value (rather than the notional value) of derivatives will be used for the purposes of calculating the Fund's adherence to its 80% policy on municipal securities.
Response:  The Registrant believes that the overriding policy purpose of Rule 35d-1 is to ensure that a fund that holds itself out (through its name) as focusing on a particular type of investment provides investors with a risk/return profile that is commensurate with the focus suggested by its name. Accordingly, when evaluating how to measure the impact of derivatives for purposes of this test, the Registrant seeks to take into account the level of investment exposure provided by the derivatives instrument. In some instances, the Fund expects this amount will be the mark-to-market value of the instrument. In other cases, however, the Fund may determine that the notional value is more indicative of the investment exposure of the Fund.
Comment 14:  In the “What other changes are occurring with this proposed change” sub-section of the Proposal section, please state that the expense agreements will have a term of at least three years.
Response:  The Registrant has made the requested change and added the following to the “What other changes are occurring with this proposed change” sub-section of the Proposal section:
If the proposal is approved, the total annual operating expenses for Institutional Class shares, which are currently 0.92% of average net assets, will be capped at 0.43% of average net assets (excluding interest, taxes, brokerage commissions, dividend and interest expenses relating to short sales, extraordinary expenses, and

Ms. Karen Rossotto
Division of Investment Management
Securities and Exchange Commission
April 30, 2018

acquired fund fees and expenses, if any).  This undertaking will last until 10/31/2021 and may not be terminated during its term without the consent of the Board of Trustees.
Comment 15:  In the “What other changes are occurring with this proposed change” sub-section of the Proposal section, please include any additional principal risks proposed for this Fund.
Response:  The Registrant has added additional principal risks in an appendix to the proxy statement.
Comment 16:  In the “What other changes are occurring with this proposed change” sub-section of the Proposal section, please explain what is meant by a “diversified investment company”.
Response:  The Registrant has added the following to the sub-section:
As a diversified investment company, the Fund may not, with respect to 75% of the value of its total assets, purchase the securities of any issuer (other than securities issued or guaranteed by the U.S. Government or any of its agencies or instrumentalities or securities issued by other investment companies) if, as a result, (i) more than 5% of the value of the Fund’s total assets would be invested in the securities of that issuer or (ii) the Fund would hold more than 10% of the outstanding voting securities of that issuer.
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If you have any further comments or questions regarding this filing, please contact me at (202) 778-9473.  Thank you for your attention to this matter.
Sincerely,

/s/ Franklin H. Na